[redacted]

2/7/06 SS

SE 06001822 MISSION

AB 2/27/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28300

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2004 (MM/DD/YY) AND ENDING September 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Liberty Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2424 Vista Way, Ste 202
(No. and Street)

Oceanside (City) CA (State) 92054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hensel, Donald D. (760) 722-2991
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jamieson, James R.
(Name – *if individual, state last, first, middle name*)

2424 Vista Way, Ste 201 (Address) Oceanside (City) CA (State) 92054 (Zip Code)

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 25 2006
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/06

OATH OR AFFIRMATION

I, Donald D. Hensel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Liberty Securities, Inc., as of September 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Donald D. Hensel
Signature

President
Title

See Attached
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jurat

State of CALIFORNIA }
}ss.
County of SAN DIEGO }

Subscribed and sworn to (or affirmed) before me MAGGIE R. WILKE this 12 day of JANUARY, 2006, by

OFFICIAL SEAL
MAGGIE R. WILKE
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1517260
SAN DIEGO COUNTY
MY COMM. EXP. OCT. 2, 2008

(Notary Seal)

(1) DONALD D. HENSEL
Name of Signer(s)

(2) ____________________
Name of Signer(s)

____
Signature of Notary Public

Optional

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: FINANCIAL STATEMENT & INDEPENDENT AUDITOR'S REPORT

Document Date: 09-30-05 Number of Pages: ________

Signers(s) Other Than Named Above: ____________________

First Liberty Securities, Inc.

Financial Statements
And
Independent Auditor's Report

September 30, 2005

First Liberty Securities, Inc.
Table of Contents

September 30, 2005

The Jamieson Company

CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

The Board of Directors
First Liberty Securities, Inc.
PO Box 1793
Carlsbad, CA92018

I have audited the accompanying balance sheet of First Liberty Securities, Inc. as of September 30, 2005, and the related statement of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Liberty Securities, Inc. at September 30, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information shown on Pages 8 to 14 is presented as required by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

The Jamieson Company

The Jamieson Company

November 17, 2005

2424 Vista Way, Suite 201 • Oceanside, CA 92054-6171
760.722.1607 • Fax: 760.722.1659
e-mail: info@jamiesoncpa.com

First Liberty Securities, Inc.
Balance Sheet

September 30, 2005

ASSETS		
Current assets		
Cash	$	11,201
Total current assets		11,201
Total assets	$	11,201
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities	$	-
Total liabilities		-
Stockholders' equity		
Capital stock - 75,000 shares authorized, 10,000 issued and outstanding	$	10,000
Paid in capital		8,970
Accumulated deficit		(7,769)
Total stockholders' equity		11,201
Total liabilities and stockholders' equity	$	11,201

See accompanying auditor's report and notes

First Liberty Securities, Inc.
Statement of Operations

For the Year Ended September 30, 2005

Revenues		
Commissions	$	1,065
Consulting fees		2,250
Total revenues		3,315
Operating expenses		
General and administrative		2,542
Total operating expenses		2,542
Income from operations		773
Other income		
Interest income		178
Income before taxes		951
Income taxes		800
Net income	$	151

See accompanying auditor's report and notes

First Liberty Securities, Inc.
Statement of Changes in Stockholders' Equity

For the Year Ended September 30, 2005

Common stock		
Balance, beginning	$	10,000
Balance, ending	$	10,000
Paid in capital		
Balance, beginning	$	8,970
Balance, ending	$	8,970
Accumulated deficit		
Balance, beginning	$	(7,920)
Net income		151
Balance, ending	$	(7,769)

See accompanying auditor's report and notes

First Liberty Securities, Inc.
Statement of Cash Flows

For the Year Ended September 30, 2005

Cash flows from operating activities	
Net income	$ 151
Net cash provided by operating activities	151
Cash flows from investing activities	None
Cash flows from financing activities	None
Net increase in cash and equivalents	151
Cash and equivalents, beginning	11,050
Cash and equivalents, ending	$ 11,201

Supplemental disclosure of cash flow information:

Cash payments were made during the period for:	
Income taxes	$ 800

See accompanying auditor's report and notes

1. Description of the Company:

First Liberty Securities, Inc., is a broker-dealer for the sale of interests in direct participating limited partnerships. The Company operates from the office of an affiliate. A number of administrative and personnel services are shared with the affiliate without compensation.

2. Summary of Significant Accounting Policies:

Cash and Cash Equivalents: Cash represents available funds on deposit with banking institutions and the clearing broker-dealer, Round Hill Securities.

Fixed Assets: Fixed assets are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, primarily five years.
Upon sale or retirement of depreciable assets, the related cost and accumulated depreciation are removed from the accounts. Any gain or loss on the sale or retirement is recognized in current operations.

Income Taxes: Income taxes are provided for the expense related to the current taxable income of the company. Deferred tax expense, or benefit, is provided for the future cost or benefit related to the difference in tax and accounting basis of assets or liabilities. A benefit, less an appropriate valuation allowance, is also recognized for the future tax benefit of operating loss carry forwards available to offset future taxable income.

Revenue Recognition: The Company maintains its accounting books and records under the accrual basis of accounting and generally accepted accounting principles. Revenues are recognized when earned or when the amount is determined. Expenses are recorded when incurred.

3. Fixed Assets

Fixed assets consist of the following as of September 30, 2005:

Computer, office equipment	10,314
Less: Accumulated Depreciation	10,314
	$ 0

4. Income Taxes:

The provision for income taxes at September 30, all paid currently is as follows:

Federal	$ -
California	800
	$ 800

4. Income Taxes (continued):

The Company has net operating loss carry forwards which expire as follows:

2008	$2,426
2009	1,337
2010	78
2018	1,008
2019	460
2021	1,820
2022	561
2023	838
	$ 8,528

The benefit associated with these loss carry forwards, less the valuation allowance of $1,279, has been recorded as $-0-. Management feels that the probability of income being earned to take advantage of the losses is less than reasonably assured.

5. Net Capital

The net capital of First Liberty Securities, Inc. as of September 30, 2005 is $11,201. The required net capital, as computed in accordance with SEC Rule 15c3-1, at the same date is $5,000.

6. Restrictions on Cash

The cash deposit at Round Hill Securities is restricted according to the contract such that it may be withdrawn only after termination of the contract, and is returnable to the company within 30 days.

7. Common Stock

During the current year, the company did not sell or repurchase any shares of common stock.

SUPPLEMENTARY INFORMATION

First Liberty Securities, Inc.
Statement of Availability for Examination

September 30, 2005

The Statements of Financial Condition and the Annual Audited Report (Form X-17A-5, Part III) pursuant to rule 17a-5 are available for examination at the principal office of First Liberty Securities, Inc. and at the regional office of the Securities and Exchange Commision.

First Liberty Securities, Inc.
Computation of Net Capital

September 30, 2005

The following computation is made pursuant to Rule 15c3-1.

Total assets	$ 11,201
Net worth	11,201
Subordinated indebtedness	-
Adjusted net worth	11,201
Non-liquid assets	-
Tentative net capital	11,201
Reserves in inventory	-
Net capital	$ 11,201

First Liberty Securities, Inc.
Computation of Reserve Requirement

September 30, 2005

Pursuant to Rule 15c3-3(k)(2)(ii), the Company normally holds neither customer securities nor customer funds and consequently qualifies for exemption under the provisions of the rule.

The conditions of the exemption were being complied with as of the examination date and no facts indicate that the exemption had not been complied with during the auditied period.

First Liberty Securities, Inc.
Information Relating to Possession or Control Requirements Under Rule 15c3-3

September 30, 2005

The Company normally holds neither customer securities nor customer funds and consequently qualifies for exemption under the provisions of the rule 15c3-3(k)(2)(ii).

First Liberty Securities, Inc.
Reconciliation of the Computation of Net Capital in the Audit Report to the Broker's Report

September 30, 2005

This reconcilation is pursuant to SEC Rule 17a-5(d) (4), and in accordance with generally accepted accounting principles.

Net Capital, per audited Statements	$	11,201
Accountant's Adjustments		-
Net Capital in Broker's Report	$	11,201

First Liberty Securities, Inc.
Reconciliation of the Comp for Determination
of Reserve Requirements

September 30, 2005

Supplemental report pursuant to SEC Rule 17a-5(d) (4).

Pursuant to Rule 15c3-3(k)(2)(ii), the Company normally holds neither customer securities nor customer funds and consequently qualifies for exemption under the provisions of the rule at (k)(2)(ii).

The Jamieson Company

CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
First Liberty Securities, Inc.
Oceanside, CA

In planning and performing my audit of the financial statements of First Liberty Securities, Inc. for the year ended September 30, 2005, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by First Liberty Securities, Inc. that I considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, and is therefore exempt under rule 15c3-3(k)(2)(ii).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of the internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute

2424 Vista Way, Suite 201 · Oceanside, CA 92054-6171
760.722.1607 · Fax: 760.722.1659
e-mail: info@jamiesoncpa.com

of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

The Jamieson Company

The Jamieson Company
November 17, 2005

FIRST LIBERTY SECURITIES, INC.

2424 Vista Way, Suite 202, Oceanside, CA 92054 (760) 722-2991
Mailing Address: Post Office Box 1793, Carlsbad, CA 92018

January 12, 2006

NASD
Ms. Eleanor Sabalbaro
9509 Key West Avenue, 5th Floor
Rockville, MD 20850

Re: Amended Financial Statement and Independent Auditor's Report

Dear Ms. Sabalbaro:

Enclosed please find our amended Annual Auditor's Report. At the request of compliance examiner Doug Nguyen, the exemption provision claimed on pages 10, 11, and 13 has been specifically identified.

If you should have any questions, please feel free to call.

Sincerely,

Donald D. Hensel
President

DDH/mmw

Enclosure

cc: Securities and Exchange Commission
Washington, DC

Securities and Exchange Commission
Los Angeles, CA

Department of Corporations
Los Angeles, CA